SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-21978

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report is being filed to correct Futuremedia PLC’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on October 6, 2006. In such filing Futuremedia PLC omitted language incorporating such Form 6-K into its registration statements. The correction is as follows: This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

Exhibit 1  Futuremedia completes MAG Capital financing repayment and announces change in financial team.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By: /s/ Andrew Haire
Andrew Haire
Company Secretary

Date: October 11, 2006

Exhibit 1

FUTUREMEDIA COMPLETES MAG CAPITAL FINANCING REPAYMENT

- ANNOUNCES CHANGE IN FINANCIAL TEAM -

BRIGHTON, England, Oct. 6 -- Futuremedia plc (Nasdaq: FMDAY), a leading learning and communications company, today announced it has completed the final principal and interest payment on the $4 million in convertible debentures provided by MAG Capital and their funds in July 2005.

The final payment was made through a combination of cash and shares on October 3, 2006. The proceeds of the financing were used to fund working capital and growth opportunities in 2005.

The Company also announced that Mr. Brian McArthur Muscroft has resigned as Chief Financial Officer. He will be replaced on an interim basis by Mr. Peter Machin, a former Chief Financial Officer of the Company.

About Futuremedia:

The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc and Button. Futuremedia is a learning communications company providing learning, benefits and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit http://www.futuremedia.co.uk.

About M.A.G. Capital:

Formed in May 2002, M.A.G. Capital, LLC is an Investment Adviser licensed with the California Department of Corporations. Serving as a general partner/manager for both domestic and off-shore investment funds, M.A.G. Capital specializes in investments in publicly traded companies that have the potential for substantial imminent growth.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks associated with the Company's ability to develop and successfully market new services and products such as the service discussed in this release (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

CONTACT:

US - Mike Smargiassi or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk; or

UK - Gerry Buckland, +44-7919-564126, info_db@mac.com

Web site: http://www.futuremedia.co.uk